[redacted]

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SEC Mail Processing Section

FEB 26 2010

Washington, DC
105

CM

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67137

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Founders Financial Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1020 Cromwell Bridge Road
(No. and Street)

Towson (City) MD (State) 21286 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Famum, Jr. 410-308-9988 X225
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stout, Causey & Horning
(Name – *if individual, state last, first, middle name*)

910 Ridgebrook Road (Address) Sparks (City) MD (State) 21152 (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TH 3/2

OATH OR AFFIRMATION

I, James R. Farnum, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Founders Financial Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CFO/FinOP

Title

Maureen R. Layne
Notary Public
Baltimore County MD
Expires May 2010

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOUNDERS FINANCIAL SECURITIES, LLC

Financial Statements
Together with Independent Auditors' Report

For the Years Ended December 31, 2009 and 2008

FOUNDERS FINANCIAL SECURITIES, LLC

Table of Contents
For the Years Ended December 31, 2009 and 2008

SC&H
STOUT, CAUSEY & HORNING, P.A.

910 Ridgebrook Road
Sparks, MD 21152

INDEPENDENT AUDITORS' REPORT

To the Member of Founders Financial Securities, LLC:

We have audited the accompanying balance sheets of Founders Financial Securities, LLC, a Maryland limited liability company, (the Company) as of December 31, 2009 and 2008, and the related statements of operations, changes in member's capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Founders Financial Securities, LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Stout, Causey & Horning, P.A.
February 15, 2010

FOUNDERS FINANCIAL SECURITIES, LLC

Balance Sheets

As of December 31,	*2009*	*2008*
Assets		
Current Assets		
Cash and cash equivalents	$ 752,331	$ 452,809
Investments	-	90,637
Accounts receivable	462,017	229,678
Prepaid expenses	52,465	45,922
Total Current Assets	1,266,813	819,046
Property and Equipment, net	-	1,345
Other Assets	2,785	3,061
Total Assets	$ 1,269,598	$ 823,452
Liabilities and Member's Capital		
Current Liabilities		
Accounts payable and accrued expenses	$ 625,236	$ 401,503
Current maturities of note payable	26,172	-
Deferred revenue	18	8,290
Total Current Liabilities	651,426	409,793
Note payable, net of current maturities	39,254	-
Total Liabilities	690,680	409,793
Commitments (Note 8)		
Member's Capital	578,918	413,659
Total Liabilities and Member's Capital	$ 1,269,598	$ 823,452

The accompanying notes are an integral part of these financial statements.

FOUNDERS FINANCIAL SECURITIES, LLC

Statements of Operations

For the Years Ended December 31,	*2009*	*2008*
Revenues		
Commissions	$ 6,295,310	$ 6,760,995
Financial advisory fees	1,009,450	978,298
Other fees	2,151	2,702
Total Revenues	7,306,911	7,741,995
Expenses		
Sales commissions	5,683,911	6,181,678
Salaries	449,501	392,706
Professional fees	421,156	379,414
Clearing fees	205,506	100,378
Insurance	73,841	72,952
Regulatory fees	61,354	44,285
Business development	51,845	72,675
Advisory expense	32,184	-
Computer costs	20,352	10,944
Rent	18,136	17,472
Travel and entertainment	12,073	22,069
Miscellaneous	9,808	5,355
Supplies	4,640	5,175
Depreciation	1,345	2,688
Total Expenses	7,045,652	7,307,791
Net Income	$ 261,259	$ 434,204

The accompanying notes are an integral part of these financial statements.

FOUNDERS FINANCIAL SECURITIES, LLC

Statements of Changes in Member's Capital
For the Years Ended December 31, 2009 and 2008

Member's Capital, December 31, 2007	$	329,455
Distributions		(350,000)
Net income		434,204
Member's Capital, December 31, 2008		413,659
Distributions		(96,000)
Net income		261,259
Member's Capital, December 31, 2009	$	578,918

The accompanying notes are an integral part of these financial statements.

FOUNDERS FINANCIAL SECURITIES, LLC

Statements of Cash Flows

For the Years Ended December 31,	*2009*	*2008*
Cash Flows from Operating Activities		
Net income	$ 261,259	$ 434,204
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:		
Depreciation	1,345	2,688
Changes in operating assets and liabilities:		
Accounts receivable	(232,339)	15,170
Prepaid expenses	(6,543)	4,816
Other assets	276	(1,035)
Accounts payable and accrued expenses	223,733	47,987
Deferred revenue	(8,272)	8,290
Net Cash and Cash Equivalents Provided by Operating Activities	239,459	512,120
Cash Flows from Investing Activities		
Purchase of investments	-	(90,637)
Sale of investments	90,637	-
Net Cash and Cash Equivalents Provided by (Used In) Investing Activities	90,637	(90,637)
Cash Flows from Financing Activities		
Proceeds of note payable	78,511	-
Repayments of note payable	(13,085)	-
Distributions	(96,000)	(350,000)
Net Cash and Cash Equivalents Used In Financing Activities	(30,574)	(350,000)
Net Increase in Cash and Cash Equivalents	299,522	71,483
Cash and Cash Equivalents, beginning of year	452,809	381,326
Cash and Cash Equivalents, end of year	$ 752,331	$ 452,809

The accompanying notes are an integral part of these financial statements.

1. DESCRIPTON OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Founders Financial Securities, LLC ("the Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC"). The Company began operations in 2004 and became an approved broker-dealer on April 6, 2006. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), which came into existence as the result of the 2007 merger between the member regulatory operations of National Association of Securities Dealers, Inc. ("NASD") and NYSE Group, Inc., and is registered to do business in the United States of America. The Company's operations consist primarily of providing financial advisory and wealth management services. The Company will be dissolved upon the first of the following to occur: (1) December 31, 2054, or (2) any event causing the dissolution of the Company in accordance with the Maryland Limited Liability Company Act or the Company's Operating Agreement.

Codification of Accounting Standards

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 105-10, *Generally Accepted Accounting Principles,* defines ASC as the single source of authoritative accounting principles generally accepted in the United States of America (US GAAP) recognized by the FASB to be applied by nongovernmental entities. ASC 105-10 and the ASC are effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC has superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the ASC is non-authoritative. With the adoption of ASC 105-10, the FASB no longer issues new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, the FASB issues Accounting Standards Updates, which serves only to: (a) update the ASC; (b) provide background information about the guidance; and (c) provide the bases for conclusions on the change(s) in the ASC. The adoption of ASC 105-10 did not have an impact on the Company's financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of 90 days or less at the time of purchase to be cash equivalents. The Company maintains its cash balances in various financial institutions. From time to time, the Company maintains bank balances in excess of the Federal Deposit Insurance Corporation (FDIC) insured limits in certain financial institutions. Management considers this to be a normal business risk.

1. DESCRIPTON OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd.

Investments

ASC 820-10, *Fair Value Measurements and Disclosures,* defines fair value, establishes a framework for measuring fair value, and enhances disclosures about fair value measurements. ASC 820-10 applies under other accounting guidance that requires or permits fair value measurement. ASC 820-10 does not require any fair value measurements and management does not expect the application of this standard to change their current practice. The Company adopted certain fair value measurement and disclosure requirements as prescribed within ASC 820-10 during the year ended December 31, 2009. The impact of the adoption did not have a material impact on its financial statements.

Management determines the appropriate classification of investments at the time of purchase and evaluates such determination as of each balance sheet date. As of December 31, 2009 and 2008, investments are classified as available-for-sale and consist of marketable equity securities. Securities classified as available-for-sale are carried at fair market value, with the unrealized gains and losses included in the determination of comprehensive income and reported as a separate component of stockholders' equity. The fair value of these investments was determined using Level I inputs as defined under ASC 820-10. For the years ended December 31, 2009 and 2008, there were no unrealized gains or losses associated with available-for-sale securities.

ASC 825-10, *Financial Instruments,* permits a Company to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedged accounting provisions. The measurement and disclosure requirements related to the fair value option for financial instruments were effective for the Company as of and for the year ended December 31, 2009 and did not have a material impact on its financial statements.

Accounts Receivable

Accounts receivable is comprised of commission revenues earned but not received. The Company utilizes the allowance method to provide for doubtful accounts based on management's evaluation of the collectability of accounts receivable. Based on historical collection experience and a review of current accounts receivable, the Company believes all accounts receivable will be collected. Accordingly, an allowance for doubtful accounts has not been established.

1. DESCRIPTON OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd.

Revenue Recognition

Commission revenue includes fees earned from fund companies and the clearing houses who maintain all customer accounts on behalf of the Company.

All revenue is recognized upon the completion of the sale of securities or providing financial advisory services.

Deferred Revenue

Deferred revenue arises from timing differences between cash receipt and the completion of financial advisory services.

Property and Equipment

Property and equipment consists of computer equipment and is stated at cost less accumulated depreciation. The Company provides for depreciation using the straight-line method over the estimated useful life of the assets, which is estimated to be three years.

Valuation of Long-Lived Assets

The Company accounts for the valuation of long-lived assets under ASC 360-10 *Property, Plant, and Equipment*. ASC 360-10 requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived assets is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed are reportable at the lower of the carrying amount or fair value, less costs to sell. As of December 31, 2009 and 2008, management does not believe any long-lived assets are impaired and has not identified any assets that are being held for disposal.

1. DESCRIPTON OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd.

Comprehensive Income

The Company has adopted ASC 220-10, *Comprehensive Income*. ASC 220-10 requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. There are no items of comprehensive income that are not recognized in the accompanying statements of operations.

Income Taxes

No provision for income taxes is required since the Company is recognized as a limited liability company for Federal and state income tax purposes. The Member reports the Company's taxable income or loss on its respective income tax return.

ASC 740-10, *Income Taxes - Uncertainty for Income Taxes,* prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return as well as guidance on de-recognition, classification, interest and penalties and financial statement reporting disclosures. For these benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company has adopted the provisions of ASC 740-10 during the year ended December 31, 2009. The adoption of ASC 740-10 did not have a material impact on the Company's financial statements.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

1. DESCRIPTON OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd.

Subsequent Events

ASC 855-10, *Subsequent Events,* defines general standards of accounting for and disclosure of events that occur after the balance sheet date, but before the financial statements are issued or are available to be issued. ASC 855-10 requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date; that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure is intended to alert all users of the financial statements that an entity has not evaluated subsequent events after that date in the financial statements being presented. ASC 855-10 is effective on a prospective basis for interim or annual periods ending after June 15, 2009. The Company adopted the provisions of ASC 855-10 for the year ended December 31, 2009. The adoption of ASC 855-10 does not have a material impact on the Company's financial position or results of operations. The Company evaluated for disclosure any subsequent events through February 15, 2010 and determined there were no material events that warrant disclosure.

2. PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31,:

	2009	2008
Computer equipment	$ 8,065	$ 8,065
Less: accumulated depreciation	(8,065)	(6,720)
Property and equipment, net	$ -	$ 1,345

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital of $50,000 and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness changes from day to day, but as of December 31, 2009, the Company's net capital totaled $440,251 and its ratio of indebtedness to net capital was 1.57 to 1. As of December 31, 2008, the Company's net capital totaled $289,429 and its ratio of indebtedness to net capital was 1.42 to 1.

4. NOTE PAYABLE

On July 15, 2009, the Company entered into a promissory note totaling $78,511. The note provides for payments to be made in 36 equal installments of $2,181 over a three year period and ending June 15, 2012. The note is non-interest bearing. If default of payment occurs and is not corrected within ten days, interest shall thereafter be due on the unpaid balance at the rate of 7% per anum.

Aggregate maturities of the note payable as of December 31, 2009 are as follows:

For the years ended December 31,:		
2010	$	26,172
2011		26,172
2012		13,082
Total	$	65,426

5. EXEMPTION FROM RULE 15c3-3

The Company is subject to the provisions of Rule 15c3-3 of the SEC. However, the Company operates pursuant to the exemptive provisions of paragraph (k)(2)(ii) of Rule 15c3-3. By operating under this exemption, the Company is prohibited from carrying client margin accounts, or otherwise holding client funds or securities, or performing custodial duties with respect to clients' securities. Therefore, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. CONCENTRATIONS

During the year ended December 31, 2009, two fund companies accounted for 21% and 16%, respectively, of total revenues and one fund company accounted for 16% of accounts receivable. During the year ended December 31, 2008, two fund companies accounted for 23% and 11% of total revenues, respectively.

7. RELATED PARTIES

Certain members of management of the Company are employed by related party companies and are leased to Founders Financial Securities, LLC. These parties are related to the Company by common ownership. For the years ended December 31, 2009 and 2008, salaries, related taxes, fringes, office rental and shared services allocated from the related parties totaled $449,501 and $392,706, respectively.

8. LEASE COMMITMENTS

The Company leases office space from a related party sharing common ownership expiring December 31, 2011, which requires monthly payments of $1,511 and $1,456 for the years ended December 31, 2009 and 2008, respectively, and is renewable for three successive one year terms.

The future minimum lease payments required under the terms of the above operating lease are as follows:

For the years ended December 31,:	
2010	$ 18,136
2011	18,136
Total	$ 36,272

Rent expense totaled $18,136 and $17,472 for the years ended December 31, 2009 and 2008, respectively.

SC&H

Stout, Causey & Horning, P.A.

910 Ridgebrook Road
Sparks, MD 21152

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934

To the Member of Founders Financial Securities, LLC:

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stout, Causey & Horning, P.A.
February 15, 2010

A Member of SC&H Group, LLC
Phone: (410) 403-1500 ◆ Toll Free: (800) 832-3008 ◆ Fax: (410) 403-1570 ◆ Web: www.SCandH.com

FOUNDERS FINANCIAL SECURITIES, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Schedule I

As of December 31,	*2009*	*2008*
Net Capital:		
Member's Capital	$ 578,918	$ 413,659
Deductions and/or Charges:		
a. Non-allowable assets -		
Non-allowable receivables	83,417	67,557
Prepaid expenses	52,465	45,922
Property and equipment, net	-	1,345
Other assets	2,785	3,061
Net Capital before Haircuts on Securities	440,251	295,774
Adjustments		
Haircuts on Securities	-	(6,345)
Net Capital	$ 440,251	$ 289,429
Computation of Aggregate Indebtedness:		
Items included in the balance sheets:		
Accounts payable and accrued expenses	$ 625,236	$ 401,503
Note payable	65,426	-
Deferred revenue	18	8,290
Total Aggregate Indebtedness	$ 690,680	$ 409,793
Computation of Basic Net Capital Requirement:		
Minimum net capital required (Under SEC Rule 15c3-1)	$ 50,000	$ 50,000
Surplus of net capital	390,251	239,429
Ratio: Aggregate Indebtedness to Net Capital	1.57	1.42
Reconciliation with Company's Computation:		
(Included in Focus Report - Part II as of December 31, 2009 and 2008)		
Net Capital, as reported in Company's Part II (unaudited) Focus Report	$ 440,251	$ 289,429
Net Capital Per Above	$ 440,251	$ 289,429

See independent auditors' report on supplementary information.

FOUNDERS FINANCIAL SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2009

SCHEDULE II

As of December 31, 2009, Founders Financial Securities, LLC has not maintained security accounts for customers and has not performed custodial functions relating to customer securities. As of December 31, 2009, Founders Financial Securities, LLC, has adhered to the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission.

**FOUNDERS FINANCIAL SECURITIES, LLC
INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2009**

SCHEDULE III

As of December 31, 2009, Founders Financial Securities, LLC has not maintained security accounts for customers and has not performed custodial functions relating to customer securities. As of December 31, 2009, Founders Financial Securities, LLC, has adhered to the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission.

SC&H

STOUT, CAUSEY &
HORNING, P.A.

910 Ridgebrook Road
Sparks, MD 21152

**INDEPENDENT AUDITORS' REPORT
ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2009**

To the Member of Founders Financial Securities, LLC:

In planning and performing our audit of the financial statements of Founders Financial Securities, LLC (the Company), for the year ended December 31, 2009, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemption provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following areas:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions were executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other than these specified parties.

Stout, Causey & Horning, P.A.

February 15, 2010